Exhibit 99.1

N E W S     R E L E A S E

Siyata Mobile Expands Presence in Mining Vertical with Order for SD7
Handsets from a Global Mining Company

Continues to Deliver UV350 Vehicle Kits for Existing Mining Customer

Vancouver, BC – August 23, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today announced it has expanded its presence in the mining industry with an initial order for its SD7 handsets and related accessories from a new customer, a leading North American global mining company.

The Company also continues to deliver its UV350 Vehicle Kits to long-standing customer Intellicom, operating in Central Asia in the country of Kazakhstan.

Marc Seelenfreund, CEO of Siyata, commented, “This new customer will initially deploy several hundred SD7 devices and related accessories to one of its mining sites located in Canada for use on a private broadband network. The order establishes our presence with another large, global enterprise and creates a significant opportunity to expand our sales to them in the future. Like so many of our customers, I am confident that once mine operators use our devices, they will experience improved communications that will enhance their operations.”

Seelenfreund added, “Over the course of the past three years, our UV350 all-in-one in vehicle fleet communication devices have been used by a heavy equipment operators in Kazakhstan to provide effective and reliable communication in the mining industry. Intellicom is a valued customer, and we are pleased to provide additional devices to them as they seek opportunities to improve communications and enhance operations.”

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”.

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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